SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period April 27, 2006

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period March 30, 2006 to April 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name: Stephen Foster Title: Company Secretary Date: April 27, 2006

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2006—8AWC

The Annual General Meeting of Alumina Limited will be held in the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria, Australia at 10.30am (Melbourne time) on Thursday 27 April 2006.

Ordinary business of the meeting is to receive and consider the Financial Reports together with the reports of the Directors and Auditor for 2005, adoption of the Remuneration Report for 2005 and the re-election of Mr. Donald Morley as director.

The Chairman and Chief Executive Officer will also address the meeting.

The meeting will be webcast on the company’s website www.aluminalimited.com for shareholders unable to attend.

Stephen Foster Company Secretary 26 April 2006

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email

info@aluminalimited.com

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2006—9AWC

Attached is a copy of a statement by Alcoa Inc announcing Alcoa World Alumina & Chemicals have signed a Memorandum of Understanding with Vietnam National Coal-Minerals Industries Group where the parties will explore the feasibility of creating a joint venture to develop a bauxite mine and alumina refinery in the Dak Nong Province of Vietnam.

Alcoa World Alumina and Chemicals is a global joint venture between Alumina Limited and Alcoa.

Stephen Foster Company Secretary 26 April 2006

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Alcoa World Alumina Signs MOU with Vinacomin for Bauxite, Alumina Refinery Joint Venture

PITTSBURGH—(BUSINESS WIRE)—April 24, 2006—Alcoa (NYSE:AA) today announced that its Alcoa World Alumina and Chemicals affiliate has signed a memorandum of understanding (MOU) with Vietnam National Coal-Minerals Industries Group (VINACOMIN) where the parties will explore the feasibility of creating a joint venture to develop a bauxite mine and alumina refinery in the Dak Nong Province of Vietnam.

The agreement calls for creation of a joint venture to explore feasibility of construction and operation of an alumina refinery located in the Gia Nghia bauxite deposit area in Dak Nong Province, with first stage capacity between 1.0 and 1.5 million metric tons per year, and expansion opportunities from there. Bauxite in the region is among the highest quality in the world.

The joint venture would be 51 percent held by Vinacomin and 49 percent held by Alcoa World Alumina and Chemicals. Alcoa will appoint the managing director of the facility who will operate it utilizing the Alcoa Business System and in close connection with Alcoa’s global refining system. Alcoa will be responsible for the marketing of alumina produced by the refinery.

As part of the agreement, transportation from the Dak Nong refinery to sea port will be carried by a railway to be implemented by other investors. The two parties will continue to work together to outline the next steps in their cooperation.

Vinacomin is responsible for all bauxite development in Vietnam and was recently formed as a result of the merger of the Vietnam National Coal Group and the Vietnam National Minerals Corporation.

Alcoa World Alumina and Chemicals is a global alliance between Alcoa and Alumina Ltd, with Alcoa holding 60 percent.

Alcoa is the world’s leading producer and manager of primary aluminum, fabricated aluminum and alumina facilities, and is active in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses to customers. In addition to aluminum products and components, Alcoa also markets consumer brands including Reynolds Wrap(R) foils and plastic wraps, Alcoa(R) wheels, and Baco(R) household wraps. Among its other businesses are vinyl siding, closures, fastening systems, precision castings, and electrical distribution systems for cars and trucks. The company has 129,000 employees in 42 countries and has been named one of the top most sustainable corporations in the world at the World Economic Forum in Davos, Switzerland. More information can be found at www.alcoa.com

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2006—10AWC

Attached are the Chairman’s, Chief Executive Officer’s and Chairman of the Compensation Committee speeches to be delivered at the Annual General Meeting of the Company today.

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2004.

Stephen Foster Company Secretary 27 April 2006

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

CHAIRMAN’S ADDRESS

Mr Don Morley

Good morning ladies and gentlemen.

My name is Don Morley and as Chairman of Alumina Limited, it is my pleasure to welcome you to the 36th Annual General Meeting of the Company.

As well as Alumina Limited shareholders here in Melbourne, I also welcome those joining us through the internet.

There is a quorum present, so I now declare this meeting open.

I propose that the notice of meeting, which was sent to shareholders in March, be taken as read.

The Minutes from the last Annual General Meeting are available at the registration desk for any interested shareholders.

Before moving to the agenda, I would like to introduce the directors to you.

On my far right is Peter Hay, a non-executive Director.

Next to Peter is John Marlay, our Chief Executive Officer.

To my immediate left is Stephen Foster, Alumina Limited’s General Counsel and Company Secretary.

Next to Stephen is Mark Rayner, a non-executive director.

And finally on my far left is Ron McNeilly, also a non-executive director.

The Company’s auditor, PricewaterhouseCoopers, is represented by Mr Chris Dodd, who is seated in the front row down to my left.

This is Alumina’s fourth Annual General Meeting since its demerger in December 2002.

Alumina’s financial performance in 2005 was robust and the Company is implementing its strategy of profitable growth of Alcoa World Alumina and Chemicals.

I will outline this in more detail as I discuss:

•	firstly, the 2005 financial performance; then

•	developments in 2005; and finally;

•	our strategy for growth and the outlook for 2006.

Net profit after tax in 2005, under the new Australian equivalent of the International Financial Reporting Standards, was 316 million dollars.

The Company’s underlying earnings, that is, after excluding certain accounting entries not related to the year’s operating performance, rose by 5 per cent to 331 million dollars.

Average LME aluminium prices increased by 10% last year, due to the continuing strength of the world economy and growth in Chinese aluminium consumption. However, offsetting this, alumina production costs rose, with higher energy and raw materials prices and a higher exchange rate.

The strong world economy was the principal driver of these higher costs.

Aluminium prices have been steadily increasing since 2003 and are now at 10 year highs.

AWAC’s strategy is to expand its long life, low-cost alumina refineries to meet growth in global consumption.

This strategy has delivered an average return on equity for AWAC of 20 per cent per annum over the past five years.

Alumina Limited also continued to achieve a high return on equity, with 21 per cent in 2005.

The Company received cash dividends of 96 million dollars, compared to 160 million dollars in the previous year.

The lower level of AWAC dividends was due to cash flow being used to fund capital expenditure, which increased to 608 million US dollars, as substantial progress was made on the upgrade at Pinjarra and work started on several other projects.

Fully franked dividends of 20 cents per Alumina share were declared for the 2005 year.

Those dividends totalled 233 million dollars and represented a distribution of 73% of Alumina’s profits. Alumina’s net debt increased from 280 million dollars to 463 million dollars at year end.

The Company’s 21 per cent return on equity during 2005 and the fully franked dividends of 20 cents per share delivered substantial returns to shareholders, so achieving one of our primary objectives.

Our other principal objective is to provide long term capital growth.

We believe the strategic plans for AWAC to expand alumina production capacity, which we will discuss this morning, will deliver this.

Total shareholder return of 28% for the 2005 year demonstrates significant progress towards meeting this objective.

Developments in 2005

Let me now review some of the important developments of last year.

Construction of the 657,000 tonne per annum upgrade of the Pinjarra refinery is substantially complete. Construction of a 2.1 million tonne per annum expansion at the Alumar refinery in Brazil commenced and is due for completion in the second half of 2008.

AWAC also committed to develop a new 100 per cent owned bauxite mine at Juruti in Brazil, to supply the Alumar refinery expansion.

In Jamaica, AWAC is undertaking an expansion to add 150,000 tonnes per annum of alumina capacity by the end of this year. A second phase to the expansion, of 1.35 million tonnes capacity, has been approved, subject to finalising agreements for the supply of natural gas to the refinery.

The total capital cost of all these expansions is likely to be at least 2.7 billion US dollars.

The completion of the Pinjarra, Alumar and Jamalco expansions will add 3.2 million tonnes of alumina capacity, giving AWAC a total capacity of over 17 million tonnes per annum which represents approximately 24 per cent of world production capacity.

The geographical diversity of AWAC’s assets, close to its worldwide customer base, is a strength for AWAC.

It enables AWAC to stage and choose from different development options which are located in favourable investment jurisdictions.

John Marlay will speak in more detail about these and other growth opportunities in due course.

I spoke at last year’s meeting of a proposal that would enable fully franked dividends to be paid during this period of intense capital expenditure.

I am pleased that, following receipt of a ruling from the Australian Tax Office, Alcoa of Australia Limited paid an 800 million dollar fully franked dividend in November 2005.

Alumina’s share of this dividend was 320 million dollars which was reinvested as equity in Alcoa of Australia.

Importantly, the franking credits received enabled the 2005 interim and final dividends to be fully franked.

These transactions, together with dividends received in 2006 and the current performance of the business, provide confidence in the Company’s capacity to pay fully franked dividends through until the end of 2007.

We are working with Alcoa on a funding plan which would enable the funding of the AWAC projects and for the Company to continue to pay fully franked dividends beyond 2007.

I am pleased that late last year Mr Ken Dean accepted the position as Chief Financial Officer of the Company.

We were disappointed to lose Mr Bob Davies, who resigned to take up the position as Chief Financial Officer of the major Canadian resources company, Inco Limited.

The appointment of Mr Davies to this position reflects well on him and his work at Alumina.

Corporate governance at Alumina is designed to protect shareholder interests and advance shareholder value.

Alumina has in place comprehensive governance structures and procedures that meet or exceed the Australian Stock Exchange principles and best practice recommendations.

Our website and Annual Report have further detail on our governance principles and policies for those who would like to find out more.

Alumina reported its annual financial results in 2005 for the first time on the basis of the Australian equivalent of the International Financial Reporting Standards, or AIFRS.

These standards introduced a number of changes to accounting concepts and the way financial results are calculated and presented. Certain changes have a significant impact on and increase the volatility of Alumina’s reported profits.

Some AWAC energy purchase contracts contain an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. This provides a sound economic hedge.

However, Under AIFRS, this is an embedded derivative, which must be revalued under market conditions for the entire remaining life of the contract and booked to Profit & Loss at the end of each and every financial period.

This led to a charge against profit of 22.9 million dollars in 2005.

Some AWAC-sponsored retirement funds must similarly be revalued to determine the annual cost under AIFRS of those plans to AWAC.

The combined effect of the AIFRS treatment of the embedded derivatives and employee retirement obligations was a net negative impact of 15 million dollars on Alumina’s 2005 profit.

Because those charges bear little relevance to the year’s operating activities, they have been removed from our calculation of Underlying Earnings.

We will continue to report to shareholders on the Company’s Underlying Earnings, in addition to net profit under AIFRS, to provide a better understanding of the Company’s performance.

Included in our 2005 Annual Report is a detailed Remuneration Report which provides a full explanation of our remuneration policy and the structure and outcomes for remuneration.

The Chairman of the Compensation Committee, Mr McNeilly, will separately address the meeting on the Remuneration Report.

Let me now move to how we are growing Alumina’s business.

Our strategy is to participate solely through AWAC in the bauxite mining and alumina refining industry and in selected aluminium smelting operations.

We are cautiously optimistic that population growth, industrialisation, and improved living standards in rapidly developing countries, such as China, India and Brazil, will increase demand for aluminium and alumina over the longer term.

Our partner, Alcoa, expects world aluminium consumption to double by 2020 on the basis of future strong economic growth in such countries.

It is this economic outlook for AWAC’s products which presents such attractive opportunities to reinvest a large proportion of its cash flow back into the business.

AWAC’s growth projects and opportunities are attractive and numerous.

However, we are conscious of previous commodity cycles and are working with Alcoa to ensure AWAC does not over invest in alumina capacity.

AWAC mitigates this risk by its ability to modulate production levels at its network of refineries to match demand, by the low cost nature of the additional production and AWAC’s high quality customer base.

In the short term, financing these growth projects uses cash which might otherwise have been distributed to shareholders, but in the longer term it will provide capital growth, and increased distributions.

Alumina’s sound financial structure, together with AWAC’s strong cash flow and ungeared balance sheet, means Alumina Limited is well placed to participate in the growth of the business. However, this capital expenditure will result in a significant increase in interest costs from 2006.

The Company is confident it can fund its participation in that growth, and maintain our A minus credit rating while continuing our dividend policy, which is to maintain dividends at least at current levels through this period of substantial growth.

Outlook for 2006

I now turn to the outlook for 2006.

We expect that worldwide alumina and aluminium demand will again exceed supply this year.

LME aluminium prices are about 30 per cent higher in the year to date compared with the average for last year and the outlook is encouraging.

We have highlighted further cost pressures for AWAC in 2006, but also that AWAC is targeting to increase alumina production.

Overall, we expect the Company’s underlying earnings for the first half of 2006 to be substantially higher than in the previous corresponding period.

Closing

So, in closing, let me say Alumina Limited has made significant progress towards increasing value for shareholders from our 40 per cent interest in AWAC.

I would like to commend John Marlay and his team for their part in achieving that progress.

The Board and management are committed to ensuring AWAC implements its options to grow for the benefit of our shareholders.

I will now hand over to John Marlay, Alumina’s Chief Executive Officer, who will outline AWAC’s growth projects and also provide highlights of AWAC’s operational performance in 2005.

CEO’s Address

Mr John Marlay

Good morning ladies and gentlemen.

Thank you for your interest in attending our 2006 Annual General Meeting.

I am pleased to have this opportunity to provide shareholders with an outline of AWAC’s operational performance in 2005, and AWAC’s growth strategy.

AWAC 2005 Operating Performance

AWAC delivered a 10% increase in profits to its partners, Alcoa and Alumina Limited last year.

AWAC’s eight alumina refineries produced 13.7 million tonnes of alumina—an increase of 100,000 tonnes on 2004.

This was less than targeted, due to operational issues at the Western Australian refineries in the first half, lower production in Suriname and production disruptions arising from hurricanes at both Jamalco and Point Comfort refineries during the fourth quarter.

The operational issues at the Western Australian refineries have been addressed and production levels at the Suralco refinery in Suriname have improved in 2006. AWAC’s alumina refineries are on track for an improved production performance this year.

AWAC’s share of metal production at its two aluminium smelters located at Geelong and Portland in Victoria decreased by 2 per cent in 2005 to 377,000 tonnes. The decrease was due to a power outage at the Portland smelter in November, resulting in the loss of some potline capacity. The affected pots are being progressively brought back into operation.

AWAC’s average realised price for alumina increased, due to both improved contract pricing terms and higher LME aluminium prices.

However, AWAC’s alumina price increases were largely offset by higher costs of alumina production. The increases in alumina production costs of US 26 dollars per tonne were higher than expected for the year—due principally to higher input costs for energy, caustic soda and purchased bauxite. Freight and maintenance costs were also higher to enable the refineries to operate at high levels of productivity, and in Western Australia, a high cost, overheated contractor market impacted operating maintenance costs, as well.

The Australian dollar / US dollar exchange rate averaged 76 cents, which was 2 cents higher than for 2004.

These higher input costs, particularly energy and raw materials, are a consequence of a strong world economy, which has also been driving strong aluminium demand and aluminium prices higher, and continues to support AWAC progressing its plans to grow its alumina business.

Markets

Worldwide consumption of both alumina and aluminium exceeded production during 2005—consumption of aluminium grew by 5 per cent, with China’s domestic consumption continuing to be the driver of this growth, with a 16 per cent annual increase. China’s GDP grew strongly at 9.9 per cent, continuing a growth rate of approximately 10 per cent a year for the past two decades. China contributed one million tonnes of the 1.7 million tonne increase in global aluminium consumption last year.

Average LME aluminium prices increased by 10 per cent from 78 cents per pound to 86 cents per pound during the year and the LME price has averaged 110 US cents per pound in the first quarter of 2006, which is approximately 30 per cent higher than the average price last year. AWAC’s policy is not to hedge its aluminium price risk.

Worldwide aluminium inventories, at six weeks of global supply, are close to historic lows. Higher power costs impacting the aluminium industry are also being reflected in increased aluminium prices.

The alumina market, in which AWAC is the world’s largest producer, also experienced favourable conditions last year. Higher LME aluminium prices and improved alumina contract pricing terms contributed to AWAC’s higher alumina prices, which increased by 15 per cent to 239 US dollars per tonne. The substantial majority of AWAC’s alumina sales are priced by reference to LME aluminium prices.

World oil prices have also increased significantly over the last two years to above seventy dollars a barrel. Caustic soda prices have doubled from 2004, due to strong demand and limited production capacity, resulting from under-investment in caustic soda production capacity for a number of years. Caustic soda and energy are critical inputs to the alumina production process and increased energy and caustic prices were the most significant contributors to AWAC’s higher production costs last year.

Industry alumina refining capacity is also operating at historically high levels to meet demand and alumina inventory levels worldwide have also declined.

Global demand for aluminium and alumina is forecast to remain strong, with demand expected to exceed supply through 2006 and in 2007.

These market conditions will underpin AWAC’s negotiation of new alumina contracts this year.

AWAC Growth Projects

AWAC is well placed to expand existing refinery capacity, and has commenced a number of projects to increase its alumina production to meet expected growth in customer demand over the period through 2009. AWAC is also evaluating other potential alumina refinery developments for the longer term.

Decisions on each of these projects will be measured and prudent, to ensure that the project timing adds capacity to meet increased global demand, and also produces attractive returns for the AWAC partners.

Current Projects

Let me now provide an outline of AWAC’s current refinery expansion projects.

In Australia, the refinery upgrade at Pinjarra, AWAC’s lowest cost refinery, will increase annual alumina capacity by 657,000 tonnes to 4.2 million tonnes. Commissioning of full production commences in the current quarter, and increased production will come on stream in the second and third quarters, adding low cost capacity at AWAC’s largest refinery. This is an excellent project for AWAC, in terms of both return on capital and lower operating costs.

In Jamaica, an initial 150,000 tonne per annum expansion of the Jamalco alumina refinery is planned for completion by the end of 2006, at a cost of approximately US$77 million.

The second phase of the expansion of 1.35 million tonnes per annum, is approved, subject to finalisation of an agreement to bring natural gas to the Jamalco refinery and changes to the joint venture agreement. The expansion has an estimated total project cost of US 1.2 billion dollars, and AWAC will own 100 per cent of the additional production capacity.

In Brazil, construction of a 2.1 million tonnes per annum expansion of the Alumar alumina refinery has also commenced. AWAC has a 54 per cent interest in the expansion, which is planned for completion in the second half of 2008. The Alumar refinery is not exposed to world oil prices, utilising coal as its energy source.

A new bauxite mine is being developed in Brazil at the Juruti bauxite deposit, with production planned at an initial 2.6 million tonnes per annum to supply the Alumar refinery expansion. The Juruti mine will provide high quality, lower cost bauxite in close proximity to the Alumar refinery, and adds strategic value, with capacity for future expansion. AWAC’s total investment in the Alumar refinery expansion and the Juruti mine development is estimated to be approximately US 1 billion dollars.

On completion of the Pinjarra, Alumar and Jamalco expansions, AWAC will have 17 million tonnes of alumina refining capacity by 2009, approximately 24 per cent of global capacity.

Further AWAC Growth Potential

Other potential AWAC developments are also being progressed.

In Western Australia, the EPA have approved a proposed expansion of over 2 million tonnes per annum at Wagerup, AWAC’s second largest refinery, which will increase annual capacity to 4.7 million tonnes. The project development must meet strict environmental planning conditions, and Ministerial approval from the Western Australian Government is pending. This continues to be one of AWAC’s most attractive growth opportunities.

In Guinea, a feasibility study to develop a greenfield 1.5 million tonne per annum refinery is being progressed, with a potential decision to proceed during 2007. AWAC’s share of production would be 750,000 tonnes per year—with a potential start up after 2009. Alcan and the Government of Guinea are AWAC’s project partners.

In Ghana, a feasibility study for the potential development of an AWAC bauxite mine and alumina refinery to provide alumina to the Valco smelter in that country, is also under evaluation.

Yesterday, we announced that AWAC had signed an MOU regarding the feasibility of creating a joint venture to develop a bauxite mine and alumina refinery in the Dak Nong Province of Vietnam. A fundamental to AWAC’s growth strategy is to ensure these capacity expansions reduce energy usage, reduce greenhouse gas emissions intensity, and AWAC’s reliance on oil as the energy source. Each of AWAC’s current growth projects will not use oil as the energy source.

The Pinjarra refinery utilises gas from the North West Shelf in Western Australia. A 140 megawatt co–generation power plant has been constructed by Alinta at the Pinjarra refinery, and a second plant is under construction.

Each of the co–generation units utilise gas turbine technology to generate lower cost steam for use in the refinery and electricity to supply 200,000 households.

A change in energy source for the Jamalco refinery from fuel oil to natural gas is a key driver of the economic value of this project, and is an essential part of the energy efficiency and greenhouse gas improvements for the expanded refinery. Establishing a long term gas supply contract also provides greater predictability to Jamalco’s future energy costs.

AWAC Environmental, Health and Safety

I’ve highlighted AWAC’s growth plans and operating performance for 2005.

An equally important operating priority for AWAC is the interest of its employees, the environment and the communities in which AWAC operates.

Alcoa, as manager of AWAC, is dedicated to the safety and health of all employees and to its continuous improvement.

AWAC’s goal is for an injury-free workplace. The lost time injury rate across all AWAC operations is substantially better than the average recorded by the global smelting and refining industry. In 2005, AWAC recorded a lost time injury rate of 0.11 per 200,000 hours worked.

Alcoa was named one of the top three most sustainable corporations in the world at the 2006 World Economic Forum.

Alumina Limited was also included in the Global 100 Most Sustainable Corporations.

Alcoa’s commitment to sustainability ensures that AWAC’s operations are managed in a way that progressively improves its environmental impact and enhances the interests of the communities in which AWAC operates.

Summary

AWAC’s alumina production for the first quarter of 2006 is 3 per cent higher than for the comparable 2005 period.

AWAC’s current growth projects will add approximately 3.2 million tonnes of new alumina capacity over the next 2 to 3 years, increasing AWAC’s production by more than 20 per cent by 2009.

So in summary, the demand outlook for the alumina market is forecast to remain strong.

As each of these projects are completed, they will deliver improved investment value for shareholders.

The AWAC business is world class, and has delivered consistently good returns for our shareholders. We believe the further development being undertaken will make it an even more successful enterprise in the future.

Thank you.

Now I would like to call on Mr Ron McNeilly, who will address the meeting on the Company’s 2005 Remuneration Report.

REMUNERATION REPORT

Mr Ron McNeilly

Good morning.

As Chairman of Alumina’s Compensation Committee, I wish to comment briefly on Remuneration Policy, and to specific decisions made by the Committee during 2005. The Chairman will answer questions on the Remuneration Report and later propose a resolution to adopt the Remuneration Report for the year ending December 2005.

Remuneration Policy—Executives

Alumina Limited’s remuneration policy is to establish a clear link between performance and remuneration. In doing so, we are committed to ensuring that our remuneration process is aligned with shareholder interests, and also designed to reward and recognise superior Executive performance.

Executive remuneration is reviewed annually by the Compensation Committee. Executive rewards are determined by three factors: individual performance; company performance; and market position.

Individual Performance—remuneration reflects individual performance based on the Executive’s performance against specific goals and individual objectives set for each Executive for the year under review.

Company Performance—a percentage component of both total cash and share-based remuneration for Executives is based on the relative performance of the Company measured against peer group companies’ Total Shareholder Return.

Market Position—Alumina Limited is among the fifty largest companies listed on the Australian Stock Exchange, and remuneration levels need to be competitive with comparable Australian organisations to ensure that the Company can attract and retain high-performing employees.

Non-Executive Director Remuneration Policy

Alumina Limited’s Non-Executive Directors receive a fee for fulfilling their Directors’ duties. No additional fees are paid to Directors for participating on Board committees. Non-Executive Directors’ fees are reviewed annually and are determined by the Committee based on comparative analysis and advice from remuneration consultants, and take into account the Directors’ responsibilities and time spent on Company business.

Directors are also required annually to direct at least 10 per cent of their fees to purchase Company shares.

Apart from the requirement for the superannuation guarantee contribution, which for 2005 was 9 per cent of their fees, Non-Executive Directors do not receive any retirement benefits.

2005 Decisions

Fixed Remuneration

The Committee undertook a review in 2005 of CEO and Executive remuneration, as it had become apparent to the Committee that existing remuneration levels for Alumina executives were out of line with competitive practice. Alumina has a small team of three executives, and the Board believes that retention of competent, high performing management is a critical factor for Alumina’s success.

Advice was sought from a remuneration consultant to ensure CEO and Executive remuneration was appropriate, taking into account the Company’s size, market movements and the complexity of executive responsibilities. As a result, substantial changes were made to fixed remuneration for the Senior Executives of the Company.

Changes to Variable Remuneration from 2006

The structure of the Short Term Incentive and Long Term Incentive plans was reviewed in 2005 to ensure they were meeting the intended purpose and to take account of changes in market practice and executive responsibilities. As a result of that review, the variable incentive payments for Executives have been weighted more to the Long Term Incentive, with the Long Term Incentive percentage increasing to 60 per cent of Fixed Annual Reward (from 55 per cent) and the Short Term Incentive percentage reducing to 40 per cent of Fixed Annual Reward (from 45 per cent). This became effective from 1 January 2006.

CEO Remuneration

In December 2005, Mr Marlay entered into a new employment contract with a Fixed Annual Reward of $850,000 per annum, plus a Short Term Incentive of up to 50 per cent of Fixed Annual Reward, and a potential grant of Performance Rights (at the Board’s discretion) with a value up to 75 per cent of Fixed Annual Reward per annum. This contract reflected changes in CEO remuneration practices in the market, where there is both a higher proportion of at-risk remuneration and greater weighting to long term incentives.

Thank you. I will now hand back to the Chairman.

Disclaimer:

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2004.

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2006—11AWC

Alumina Limited Annual General Meeting 2006

As required by ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, the following statistics are provided in respect to each item of business considered by members at the Company’s Annual General Meeting held on 27 April 2006.

The results of voting on each motion is as follows:

ORDINARY BUSINESS

•	To adopt the Remuneration Report

The motion was carried on a show of hands.

•	To re-elect Donald M Morley as a director

The motion was carried on a show of hands.

In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

To adopt the Remuneration Report (non-binding vote).

Votes where the proxy directed to vote ‘for’ the motion	653,706,345

Votes where the proxy was directed to vote ‘against’ the motion	6,389,311

Votes where the proxy may exercise a discretion how to vote	59,793,917

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	2,740,284

To re-elect Donald M Morley as a director.

Votes where the proxy directed to vote ‘for’ the motion	652,187,971

Votes where the proxy was directed to vote ‘against’ the motion	6,157,280

Votes where the proxy may exercise a discretion how to vote	59,862,263

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	4,422,595

Stephen Foster Company Secretary 27 April 2006

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